                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 144
                     NOTICE OF PROPOSED SALE OF SECURITIES

                   PURSUANT TO RULE 144 UNDER THE SECURITIES
                                  ACT OF 1933
                  ATTENTION: TRANSMIT FOR FILING THREE COPIES
                         OF THIS FORM CONCURRENTLY WITH
                    EITHER PLACING AN ORDER WITH A BROKER TO
                       EXECUTE A SALE OR EXECUTING A SALE
                         DIRECTLY WITH A MARKET MAKER.

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 1(a) Name of Issuer (Please type or print)                  (b) I.R.S. Ident. No.    (c) S.E.C. File No.
 KEEBLER FOODS COMPANY                                           36-3839556               001-13705
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 1(d) Address of Issuer                   Street           City           State           Zip Code             (e) Telephone No.
                                                                                                            ------------------------
      677 Larch Ave.,                                     Elmhurst          IL              60126            Area Code      Number
                                                                                                               630         833-2900
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 2(a) Name of Person For Whose Account   (b) I.R.S. Ident.  (c) Relationship      (d) Address    Street    City    State    Zip Code
      the Securities are to be Sold          No.                to Issuer

      David B. Vermylen                      ###-##-####        Officer                 1227 W. Kajer Ln., Lake Forest, IL    60045
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 INSTRUCTION: The Person Filing This Notice Should Contact The Issuer To Obtain
                        The I.R.S. Identification Number
                           and The S.E.C. File Number

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       3(a)                            (b)                                                    (c)                  (d)
   Title of the          Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares         Aggregate
     Class of         Through Whom the Securities Are to be        ---------------      or Other Units           Market
    Securities         Offered or Each Market Maker Who is          Broker-Dealer         to be Sold              Value
    to be Sold               Acquiring the Securities                File Number       (See Instr. 3(C))    (See Instr. 3(d))
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  Keebler Foods           Harris Investors Direct                                                               $1,925,000
  Company                 311 W. Monroe St.                                                 50,000              or $38.50
  Common (NYSE:KBL)       Chicago, IL 60609                                                                     on 6-12-00
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     (e)                      (f)                    (g)
Number of Shares            Approximate            Name of Each
 or Other Units             Date of Sale            Securities
   Outstanding           (See Instr. 3(F))           Exchange
(See Instr. 3(E))         (Mo., Day, Yr.)       (See Instr. 3(G))
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   83,795,717                06-12-00                  NYSE
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INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's IRS Identification Number.
       (c) Issuer's SEC file number, if any.
       (d) Issuer's address, including zip code.
       (e) Issuer's telephone number, including area code.
   2. (a) Name of person for whose account the securities are to be sold.
       (b) Such person's or I.R.S.
           Identification number, if such a person is an entity.
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
       (d) Such person's address, including zip code.
   3.  (a) Title of the class of securities to be sold.
       (b) Name and address of each broker through whom the securities are intended to be sold.
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
       (f) Approximate date on which the securities are to be sold.
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

                         TABLE I--SECURITIES TO BE SOLD
    Furnish The Following Information With Respect to The Acquisition of The
                         Securities to Be Sold and With
    Respect to The Payment of All or Any Part of The Purchase Price or Other
                            Consideration Therefor:

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     Title of    Date You    Nature of Acquisition    Name of Person From        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If Gift, Also Give        Acquired
                                                      Date Donor Acquired)
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Keebler Foods   05-10-96      Direct Purchase          Inflo Holdings Corp.       100,318          5-10-96       Cash
Company Common                                         (Issuer - Predecessor
                                                       to Keebler Foods Company)
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS Furnish The Following Information as to All Securities of The Issuer
                          Sold During The Past Three
     Months By The Person For Whose Account The Securities Are To Be Sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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 David B. Vermylen  1227 W. Kajer Lane    Keebler Foods Company            06-09-00              77,100              2,659,908.50
 Lake Forest, IL 60045                    Common Stock
                                          Keebler Foods Company            06-12-00              29,900                792,516.50
                                          Common Stock
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REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
                                    6-12-00
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                                (DATE OF NOTICE)
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.
                             /s/ David B. Vermylen
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                                  (SIGNATURE)

 The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy
  of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).